SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 29, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on December 29, 2011.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 29 December 2011

ING Completes Divestment of Insurance Latin America

ING announced today that it has completed the divestment of its Latin American pensions, life insurance and investment management operations to Colombia’s Grupo de Inversiones Suramericana (“GRUPOSURA”) with a net gain on transaction of approximately EUR 1.0 billion.

As announced on 25 July 2011, this transaction is the first major step in the divestment of ING’s insurance and investment management activities. The total consideration for the transaction amounted to approximately EUR 2.65 billion including EUR 65 million in assumed debt. In addition, the businesses in scope of this transaction returned about EUR 170 million in excess capital to ING, mainly in the third quarter. As a result, leverage in ING insurance has been reduced by approximately EUR 2.8 billion.

The transaction includes the mandatory pension and voluntary savings businesses in Chile, Colombia, Mexico and Uruguay, ING’s 80% stake in AFP Integra S.A. in Peru, the life insurance businesses in Chile and Peru, as well as the local investment management capabilities in those five countries. As part of this transaction ING sold its 33.7% stake in Peruvian InVita Seguros de Vida S.A. to the Wiese Family, ING’s joint venture partner in InVita.

ING continues to prepare its Insurance/Investment Management (IM) businesses for a base case of two IPOs, one for its US Insurance and IM activities and one for its European and Asian Insurance and IM businesses.

Press enquiries	Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 541 5469	+31 20 541 5460
Victorina.de.Boer@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in customer and policyholder behaviour, (11) changes in general competitive factors, (12) changes in laws and regulations, (13) changes in the policies of governments and/or regulatory authorities, (14) conclusions with regard to purchase accounting assumptions and methodologies, (15) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (16) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document, and any other document or presentation to which it refers, do not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: December 29, 2011